Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 o: 650.493.9300 f: 650.493.6811

Douglas k. schnell

Internet: dschnell@wsgr.com

Direct dial: (650) 849-3275

April 21, 2022

Mitchell Austin, Esq.
Staff Attorney
Division of Corporate Finance
United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Mandiant, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed March 31, 2022

File No. 001-36067

Dear Mr. Austin:

On behalf of our client, Mandiant, Inc. (“Mandiant”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated April 15, 2021, concerning Mandiant’s preliminary proxy statement on Schedule 14A filed with the Commission on March 31, 2031 (the “Preliminary Proxy Statement”).

In connection with the submission of this letter, Mandiant is filing Amendment No. 1 to the Preliminary Proxy Statement (the “Amended Preliminary Proxy Statement”). The Amended Preliminary Proxy Statement reflects revisions made to the Preliminary Proxy Statement in response to the comments of the Staff and the updating of other information.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with Mandiant’s response. Unless otherwise noted, the page numbers in the headings below refer to pages in the Preliminary Proxy Statement, while the page numbers in the response under each heading refer to pages in the Amended Preliminary Proxy Statement. Capitalized terms used in this letter but not otherwise defined have the meaning given to them in the Amended Preliminary Proxy Statement.

austin     beijing      boston      brussels      hong kong       london       los angeles       new york      palo alto
san diego      san francisco      seattle      shanghai      washington, dc      wilmington, de

Mitchell Austin, Esq.

April 21, 2022

Preliminary Proxy Statement on Schedule 14A filed March 31, 2022

Projected Financial Information, page 59

1.	We note that Mandiant management prepared and provided the board with financial projections and that these financial projections were also provided to Goldman Sachs for purposes of performing a financial analyses [sic] in connection with rendering the fairness opinion to the Mandiant Board. The financial projections reflect numerous assumptions and estimates. Revise to disclose and quantify all material underlying assumptions and estimates that were used to prepare these projections. Similarly, to provide investors with sufficient information to assess the projections, disclose the various execution and other risks that management considered when drafting the projections, as referred to on pages 39 and 42.

Mandiant has revised the disclosure in the Amended Preliminary Proxy Statement to further detail the underlying material assumptions and estimates that were used to prepare the Projected Financial Information, along with the execution and other risks that Mandiant management considered when preparing the Projected Financial Information.

2.	Your disclaimer on page 60 suggests that you are under no obligation to update the disclosure regarding the financial projections “even if any or all of the assumptions underlying the Projected Financial Information are shown to be in error or no longer appropriate.” Provide us with the legal basis for this assertion or remove this disclaimer. Refer generally to Item 10(b)(3)(iii) of Regulation S-K.

Mandiant respectfully advises the Staff that that the statements regarding any obligation to update Projected Financial Information in the Preliminary Proxy Statement were already qualified by, and subject to, Mandiant’s obligations under the federal securities laws. Mandiant has revised the disclosure to further clarify this concept.

3.	We note that the forecast period covers a period of 14 years. With a view toward expanded disclosure, please tell us the factors Mandiant management considered in determining that the financial projections were prepared on a reasonable basis in light of this extended forecast period. Additionally, to the extent the projections are inconsistent with Mandiant’s historic operating trends, provide supplemental disclosure explaining why the anticipated change in trends is reasonable.

Mandiant has revised the disclosure in the Amended Preliminary Proxy Statement to further detail the basis for the determination by the Mandiant Board that the underlying assumptions in the Projected Financial Information, and the forecasts based on such assumptions, are reasonable, including discussion of the anticipated changes from historical trends.

*      *      *

Mitchell Austin, Esq.

April 21, 2022

If the Staff has any questions or comments concerning the foregoing, or requires any further information, please contact me at the number or email above.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Douglas K. Schnell

Douglas K. Schnell

cc:           Mandiant, Inc.

Richard Meamber